UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 4, 2003

ROYAL GOLD, INC.
(exact name of registrant as specified in its charter)

| Delaware | 0-5664 | 84-0835164 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

1660 Wynkoop Street, Suite 1000, Denver, CO  80202-1132
(Address of principal executive offices)     (Zip Code)

Registrant's telephone number, including area code: 303-573-1660

**Item 7.**      **Financial Statements and Exhibits**

(c)      Exhibits

    **Number**   **Description**

        99.1    Press release dated March 4, 2003, "Royal Gold Reports Reserve Additions At Royalty Properties."

**Item 9.**      **Regulation FD Disclosure**

On March 4, 2003, Royal Gold, Inc. announced updated reserve estimates for its royalty properties. The information contained in the press release dated March 4, 2003, regarding the updated reserve estimates is incorporated herein by reference and is filed as exhibit 99.1 hereto.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By:     */s/ Stanley Dempsey*
Name:  Stanley Dempsey
Title:    Chairman, CEO & President

Dated:  March 5, 2003

## INDEX TO EXHIBITS

**Exhibit No.    Description**

99.1            Press release dated March 4, 2003, "Royal Gold Reports Reserve Additions At Royalty
                Properties."

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

# NEWSRELEASE

 ROYALGOLD,INC

**FOR IMMEDIATE RELEASE:** **FOR FURTHER INFORMATION CONTACT:**

**Stanley Dempsey, Chairman**
**or**
**Karen Gross, Vice President & Corporate Secretary**
**(303) 573-1660**

### ROYAL GOLD REPORTS RESERVE ADDITIONS AT ROYALTY PROPERTIES

- **New Reserves Replace 83% of Pipeline Mining Complex 2002 Production; Mineralized Material up 52%**
- **Bald Mountain Reserves Increase 56%**
- **Martha Mine Boosted by 96% Reserve Increase**
- **Reserves for the SJ Claims and Leeville Project Added to Royalty Portfolio**

**DENVER, COLORADO. MARCH 4, 2003: ROYAL GOLD, INC. (NASDAQ:RGLD; TSE: RGL)** in its annual ore reserve statement today announced updated reserve estimates for its royalty properties. Results at all royalty properties were positive. Reserves at the Pipeline Mining Complex were replaced to the extent of 83% of the ounces produced during calendar 2002, and additional mineralized material grew approximately 52 percent.

Reserves, at the end of calendar 2002, at the Pipeline Mining Complex are approximately 6.6 million ounces, compared to approximately 6.8 million ounces at the end of calendar 2001. Approximately 1.1 million ounces of gold were produced in calendar 2002 at the Pipeline Mining Complex, which is the fifth consecutive year of over one million ounces of production. At Crossroads, mineralized material increased about 90 percent.

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Reserves at Bald Mountain increased by 56%, net of production of 170,400 ounces during calendar 2002. At the Martha mine, silver equivalent reserves increased 96% from 2.7 million ounces to 5.3 million ounces. Reserves for the SJ Claims and the Leeville project were also added to Royal Gold's royalty portfolio, as a result of the acquisition of High Desert Mineral Resources in December 2002.

Stanley Dempsey, Chairman, President & CEO of Royal Gold, Inc said, "We are very pleased with reserve replacement, and the addition of more reserves and mineralized material at properties where we hold royalties. Discovery of mineralized material and conversion of that material to ore reserves is a key driver of value for a gold royalty company. We are happy to be associated with high quality mine operators who have the technical and financial capability to keep adding reserves to the mines that are subject to our royalties."

## Pipeline Mining Complex, Lander County, Nevada

The Company holds two sliding scale gross smelter return royalties ("GSR1" and "GSR2"), a fixed gross royalty ("GSR3"), and a net value royalty ("NVR1") on the Pipeline Mining Complex, in Lander County, Nevada. The GSR1 royalty covers the current mine footprint, and the GSR2 ("Super") royalty covers any reserves that are developed on the claim block lying outside the current mine footprint. The GSR2 royalty pays out at a rate that is 80% higher than that of GSR1, at all gold prices. The GSR3 royalty is a 0.71% fixed rate for the life of the mine. The 0.37% NVR1 covers production from the GAS Claims, an area of interest of approximately 4,000 acres including the South Pipeline deposit and Crossroads area, but not including the Pipeline pit. The NVR1 is calculated by deducting processing-related costs, but this royalty is not burdened by mining costs. Current production from the Pipeline Mining Complex is subject to GSR1, GSR3, and NVR1.

The Pipeline Mining Complex is owned by the Cortez Joint Venture ("Cortez"), a joint venture between Placer Cortez Inc. (60%), a subsidiary of Placer Dome Inc. and Kennecott Explorations (Australia) Ltd. (40%), a subsidiary of Rio Tinto, and is one of the largest gold producers in North America.

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Placer Dome informed the Company that it has updated its ore reserve estimates for the Pipeline Mining Complex, as of December 31, 2002, based on a gold price projection of $300 per ounce. The royalty positions held by Royal Gold at the Pipeline Mining Complex relate to the following reserves as of December 31, 2002.

| ROYALTY | CATEGORY | TONS (TONNES) (millions) | AVERAGE GOLD GRADE (OPT/GPT) | CONTAINED OUNCES |
|---|---|---|---|---|
| GSR1 | Reserve[1] | 176.8 (160.4) | 0.036 / 1.24 | 6,377,574[2] |
| GSR2 | Reserve[1] | 9.5 (8.6) | 0.020 / 0.70 | 192,080[2] |
| GSR3 | Reserve[1] | 186.3 (169.0) | 0.035 / 1.21 | 6,569,654[2] |
| NVR 1 | Reserve[1] | 144.1 (130.7) | 0.033 / 1.13 | 4,733,110[2] |

[1]An ore reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowance for loses that may occur when the material is mined.

[2]The Company's royalties at the Pipeline Mining Complex often cover the same reserves.

The following table represents the royalty positions held by Royal Gold at the Pipeline Mining Complex as related to additional mineralized material as of December 31, 2002.

| ROYALTY | CATEGORY | TONS (TONNES) (millions) | AVERAGE GOLD GRADE (OPT/GPT) |
|---|---|---|---|
| GSR1 | Mineralized Material[3] | 45.5 (41.3) | 0.028 / 0.97 |
| GSR2 | Mineralized Material[3] | 89.6 (81.3) | 0.034 / 1.17 |
| GSR3 | Mineralized Material[3] | 135.1 (122.6) | 0.032 / 1.10 |
| NVR1 | Mineralized Material[3] | 112.5 (102.1) | 0.033 / 1.12 |

[3]A mineral resource (mineralized material) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geologic characteristics and continuity of a mineral resource are known, estimated or interpreted specific geological evidence and knowledge. Mineralized material quantities shown above are in addition to the proven and probable reserves stated. Mineralized material has not been included in the proven and probable reserve estimates because these deposits do not qualify as commercially mineable ore bodies until further drilling and metallurgical work are completed, and other economic and technical feasibility factors based upon such work are resolved.

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## Bald Mountain, White Pine County, Nevada

Royal Gold holds a 1.75% net smelter return royalty ("NSR") that covers a portion of the Bald Mountain mine, operated by Placer Dome U.S. Inc.  During this fiscal quarter, the Bald Mountain mine produced approximately 18,000 ounces of gold, which were attributable to Royal Gold's interest.  It is anticipated that the mine will produce approximately 85,000 ounces of gold in fiscal 2003 that will be attributable to Royal Gold's interest.

The operator reports that as of December 31, 2002, at a $300 gold price, the proven and probable reserves related to Royal Gold's royalty include 9.2 million tons (8.3 million tonnes) of ore, with an average grade of 0.039 ounces per ton ("opt") (1.34  gpt), containing approximately 363,000 ounces of gold.  This compares to proven and probable reserves, at December 31, 2001, at a $275 gold price, of 7.7 million tons (7.0 million tonnes) of ore, with an average grade of 0.030 opt (1.03 gpt), containing approximately 232,000 ounces of gold.

In addition to the proven and probable reserves, the operator reports that the Bald Mountain property contains approximately 8.3 million tons (7.6 million tonnes) of additional mineralized material, at an average grade of 0.047 opt (1.61 gpt) of gold.  This compares to additional mineralization, as of December 31, 2001, of approximately 9.1 million tons (8.3 million  tonnes), at an average grade of 0.076 opt (2.61 gpt) of gold.

## Leeville Project (Eureka County, Nevada)

Royal Gold holds a 1.8% net value royalty (which calculates as an NSR royalty for gold and silver), covering a portion of the Leeville project ("Leeville").  Leeville is an underground mine, currently under development by Newmont Mining Corporation ("Newmont").  Newmont has announced its intentions to initiate production at Leeville in the 2004-2005 time frame.  Current production on the Leeville royalty land is derived from underground operations on a portion of the Carlin East deposit.

As of December 31, 2002, Newmont estimated that at a $300 gold price, proven and probable reserves related to the Leeville royalty land at the  Carlin East deposit includes 0.6 million tons (0.6 million tonnes), at an average grade of 0.453 opt (15.5 gpt), containing 292,486 ounces of gold.  At the Leeville deposit, proven and probable reserves include 5.4 million tons (4.9 million  tonnes),

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at an average grade of 0.498 opt (17.0 gpt), containing 2,672,754 ounces of gold. At Leeville there is additional mineralized material totaling 0.9 million tons (0.8 million tonnes), at an average grade of 0.484 opt (16.6 gpt). It is anticipated that the Carlin East deposit will produce approximately 110,000 ounces of gold in calendar 2003, which will be subject to the Company's Leeville royalty.

## SJ Claims, Goldstrike Mine (Eureka County, Nevada)

The Company owns a 0.9% NSR royalty covering a portion of the Goldstrike mine, known as the SJ Claims. The Goldstrike mine is an open pit mine operated by Barrick Gold Corporation ("Barrick"). Barrick reported reserve estimates for the SJ Claims at 9,763,593 contained ounces of gold as of December 31, 1999. From January 1, 2000 through December 31, 2002, Barrick has produced 1,562,451 ounces from the SJ Claims.

Barrick has advised the Company that the SJ Claims will produce 395,866 ounces of gold in calendar 2003, which will be subject to the Company's royalty.

## South American Properties (Argentina)

The Company owns a 2% NSR on the Martha silver mine operated by Coeur d'Alene Mines Corporation ("Coeur"). Coeur recently announced (February 19, 2003) that reserves at the Martha mine now total 5.3 million silver equivalent ounces. Included in this total are new reserves discovered in the second half of 2002, totaling 4.6 million silver equivalent ounces, and averaging 150 ounces of silver equivalent ounces per ton. Coeur states that the Martha mine produced approximately 1.4 million silver equivalent ounces in 2002.

## Corporate Profile

Royal Gold, Inc. is a dividend paying, precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the Nasdaq Market System, under the symbol "RGLD," and on the Toronto Stock Exchange under the symbol "RGL." The Company's web page is located at **www.royalgold.com**.

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Cautionary "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein.  Such forward-looking statements include statements regarding production levels and timing, reserves, mineralization, and the sliding-scale features of our royalty structure at the Pipeline Mining Complex.  Factors that could cause actual results to differ materially include, among others, precious metals prices, decisions and activities of the operators of our royalty properties, unanticipated grade, geological, metallurgical, processing or other problems the operators of the mining properties may encounter, changes in project parameters as plans continue to be refined, results of current or planned exploration activities, economic and market conditions, and future financial needs or opportunities, and the impact of any future acquisitions, as well as other factors described elsewhere in this press release and in our Annual Report on Form 10-K, and other filings with the Securities and Exchange Commission.  Most of these factors are beyond the Company's ability to predict or control.  The Company disclaims any obligation to update any forward-looking statement made herein.  Readers are cautioned not to put undue reliance on forward-looking statements.

**NOTE:**  Management will hold a conference call on Friday, March 7, 2003, at 12:00 noon Eastern (10:00 a.m. Mountain; 9:00 a.m. Pacific) time.  The call will be simultaneously carried on the Company's web site at  **www.royalgold.com** under the "Presentations" section.  A replay on the web site will be available approximately two hours after the call ends.  The conference call will also available by calling 800-603-2779 or 706-634-7230.

* * * END * * *